SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                  Under the Securities Exchange Act of 1934




                             SERVICE BANCORP, INC.
                               (Name of Issuer)
___________________________________________________________________________

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)
___________________________________________________________________________


                                 81756X 10 3
                               (CUSIP Number)
___________________________________________________________________________

                          Robert B. Pomerenk, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                          A Professional Corporation
                                  Suite 400
                          5335 Wisconsin Avenue, N.W.
                           Washington, D.C.  20015
                               (202) 274-2011
   (Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)
___________________________________________________________________________


                               October 7, 1998
              (Date of Event which Requires Filing of this Statement)
___________________________________________________________________________


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.   |_|




                        (Continued on following pages)
                               Page 1 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Service Bancorp, MHC        EIN: 04-1609600
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   |_|
                                                          (b)   |_|

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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     OO - Shares of Common Stock of Summit Bank held by the Reporting
     Person were converted into shares of Common Stock of Service Bancorp,
     Inc.
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D)
     OR 2(e)                                                            |_|

     Not Applicable
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER

     907,693
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER

          -0-
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9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER

     907,693
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10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER

     -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     907,693
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.0
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14.  TYPE OF REPORTING PERSON

     HC
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


Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.01 par value per share ("Common Stock"), of Service Bancorp, Inc., a Massachusetts stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 81 Main Street, Medway, Massachusetts.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of Service Bancorp, MHC, a Massachusetts chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 81 Main Street, Medway, Massachusetts.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and trustee of the Company ("Insiders"):

Trustees

Name                              Occupation
----                              ----------
Kelly A. Adler                    Accountant

William L. Casey                  Corporate Manager of Credit and Sales
                                  Accounting, Analog Devices, Inc.

Paul J. DeSimone                  Owner, DeSimone Surveying Service

John G. Dugan                     Attorney

Richard Giusti                    Manager of Administration & Finance,
                                  Metropolitan Machine Co. Inc.

John Hasenjaeger                  Professor, Boston College School of
                                  Management

Robert J. Heavey                  President and Treasurer, RJ Heavey Co., Inc.

Thomas R. Howie                   Vice President, Howie Oil Company, Inc.

Kenneth C.A. Isaacs               Real Estate Trustee

Paul V. Kenney                    Attorney

Eugene R. Liscombe                Certified Public Accountant

Robert A. Matson                  Chartered Financial Consultant

James W. Murphy                   Insurance Broker

Lawrence E. Novick                Tax and Financial Services Advisor

Eugene G. Stone                   President and Chief Executive Officer,
                                  Summit Bank

Executive Officers Who Are Not Trustees

Name                       Current Position
----                       ----------------
Warren W. Chase, Jr.       Vice President and Treasurer

Kevin H. Kane              Vice President

John J. Mogan, Jr.         Vice President

Pamela J. Mozynski         Vice President

Daniel G. Trombley         Vice President

    (d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

    (f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

    On August 13, 1998, the Issuer was formed for the purpose of becoming the stock holding company of Summit Bank (the "Bank"), and the Company was formed in September 1997 for the purpose of becoming the mutual holding company parent of the Bank. Pursuant to a Plan of Stock Issuance (the "Plan"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On October 7, 1998, 907,693 shares were issued to the Company, and 804,936 shares were issued to depositors of the Bank and others.

Item 4.  Purpose of Transaction
-------------------------------

    The primary purpose of the Mutual Holding Company Reorganization, which involved the establishment of the Issuer and the Company, was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and trustees to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to mutual savings banks. The transaction also gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. The holding company form of organization is expected to provide additional flexibility to diversify the Bank's business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions, as well as other companies. The Mutual Holding Company Reorganization enables the Bank to better manage its capital by giving it broader investment opportunities through the holding company structure, and enables it to distribute capital to stockholders of the Issuer in the form of dividends and stock repurchases. Because the Issuer only issued a minority of the Common Stock for sale in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

    However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

    In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

    a. As of October 16, 1998, the Company directly and beneficially owned 907,693 shares of the Issuer's Common Stock, which represented 53% of the issued and outstanding shares of Common Stock on such date.

    b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it.

    c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of October 7, 1998, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

    d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

    e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------

    As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

    None.

                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                       SERVICE BANCORP, MHC


                                  By:  \s\ Eugene G. Stone
                                       Eugene G. Stone
                                       President and Chief Executive
                                       Officer


Date:   October 16, 1998